

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

Via E-mail
Mr. Anthony S. Marucci
President & Chief Executive Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, MA 02494

**Re: Celldex Therapeutics, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 8, 2013
            File No. 000-15006**

Dear Mr. Marucci:

We have reviewed your filing and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Research Collaboration and License Agreements

Thomas Jefferson University (TJU), page 11
Patents, page 15

1. We note that in connection with your acquisition of the assets of Alteris, you obtained the rights to two exclusive license agreements with TJU related to EGFRvIII. We also note that EGFRvIII relates to CDX-110 (rindopepimut). Please expand your disclosure regarding the two license agreements with TJU to provide the material terms of the agreements, including the parties' rights and obligations, duration of the agreements and termination provisions. On page 15 please identify the material patents in the first bullet that you licensed from TJU indicating the nature of each patent, the jurisdiction(s) and the expiration date(s).

Seattle Genetics, Inc. (Seattle Genetics), page 12
Patents, page 15

2. We note that in connection with the acquisition of Curagen you assumed the license agreements with Seattle Genetics related to ADC technology. We note that this technology relates to CDX-011. Please expand your disclosure regarding the Seattle Genetics license agreement to provide the material terms of the agreements, including the parties' rights and obligations, duration of the agreements and termination provisions. On page 15 please identify the material patents in the second bullet that you licensed from Seattle Genetics indicating the nature of each patent, the jurisdiction(s) and the expiration date(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 with questions on the comments or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director